WebMD Health Corp.
111 Eighth Avenue
7th Floor
New York, NY 10011
212.624.3700 Phone

August 8, 2007
BY EDGAR TRANSMISSION &
BY FACSIMILE TO (202) 772-9209
Mr. Jorge L. Bonilla
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	WebMD Health Corp.
File No. 000-51547
Form 10-K for the year ended December 31, 2006 and related Amendments 1 and 2
Form 10-Q for the quarter ended March 31, 2007 and related Amendment 1
Dear Mr. Bonilla:
     We have received a letter dated July 23, 2007 (the “Letter”) setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 1 (the “Amendment”) to the Quarterly Report on Form 10-Q (the “Report”) of WebMD Health Corp. (“WebMD” or the “Company”) for the quarter ended March 31, 2007. The comment in the Letter reads as follows:
     Exhibits 31.1 and 31.2 Certifications
1.	We noted in your certifications that you omitted paragraph three. Please revise to include a certification statement regarding the fair presentation of financial statements and other financial information.
     As set forth in the Explanatory Note contained in the Amendment, the Amendment was filed in order to correct the text of Paragraph 4 of Exhibits 31.1 and 31.2 in the Report, as originally filed. We made this correction after receiving an oral comment from a representative of NASDAQ based on their review of the Report. The NASDAQ representative indicated to us that NASDAQ representatives had discussed the appropriate form for such an amendment with the Staff in the past and that Staff members had indicated that it was permissible to omit paragraph three of Exhibits 31.1 and 31.2 because the amendment would not contain financial statements. This was in accord with WebMD’s and with our outside counsel’s understanding of the Staff’s prior positions regarding omission of paragraph three of those Exhibits in an amendment to a Form 10-Q (or a Form 10-K) that does not include financial statements.
     The primary source for omission of paragraph 3 of the certifications in such circumstances is Q&A No. 5 in the “Division of Corporation Finance: Sarbanes-Oxley Act of 2002 — Frequently Asked Questions” (dated November 8, 2002 and revised November 14, 2002), which states:

Mr. Jorge L. Bonilla
U.S. Securities and Exchange Commission
August 8, 2007

Question 5: A company is filing a Form 10-Q/A for a period ending prior to the effective date of Rules 13a-14 and 15d-14. The amendment will neither contain nor amend financial statements. May the principal executive officer and principal financial officer omit paragraph 3 from the certifications?
Answer: Yes. Since there will be no financial statements in the Form 10-Q/A, paragraph 3 may be omitted.
I believe that our understanding of Q&A No. 5 has been confirmed orally in conferences and presentations by Staff members and neither WebMD nor our outside counsel are aware of any contrary position by the Staff. I would also note that footnote 154 of “Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” (Release Nos. 33-8238; 34-47986; IC-26068; File Nos. S7-40-02; S7-06-03) contemplates that: “Depending on the contents of the amendment, the form of certification required to be included may be subject to modification.”
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (858) 759-6008 with any questions or comments regarding this letter.

Very truly yours,
/s/ Lewis H. Leicher

Lewis H. Leicher Senior Vice President and Assistant General Counsel

cc:	Kevin Woody, Branch Chief
Anthony Vuolo, WebMD Health Corp.
Loren Weber, Esq., O’Melveny & Myers LLP